K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

June 15, 2023

VIA EDGAR

Mr. Raymond Be
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust; File No. 811-22704

Dear Mr. Be:

On behalf of our client, Cambria ETF Trust (the “Trust”), we are responding to Staff comments we received orally on June 14, 2023 regarding the Trust’s preliminary proxy statement, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 1, 2023. The proxy statement relates to a Special Meeting of Shareholders (the “Meeting”) of each series of the Trust (each, a “Fund”) being called for the purpose of soliciting shareholder approval of a new investment sub-advisory agreement on behalf of each Fund, the election of two new Trustees, and the approval of a manager of managers arrangement. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s proxy statement.

Prospectus

1.	Comment: In the “Questions and Answers” portion of the proxy materials, please revise the response to the second question “How will the Sub-Advisory Agreement affect me as a shareholder?” to indicate, if accurate, that Toroso will be paid by the Adviser and the approval of the Sub-Advisory Agreement will not increase the Fund’s fees.

Response: The Trust has made the suggested changes.

2.	Comment: In the “Questions and Answers” portion of the proxy materials, please revise the response to the seventh question “What is the Manager of Managers Proposal?” to briefly disclose any material conditions associated with the exemptive relief, such as the need for shareholder approval, and your ability to rely on the relief, such as the prohibition on increasing sub-advisory fees without shareholder approval.

Response: The Trust has made the suggested changes.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

June 15, 2023

3.	Comment: In the “Background” description under “Proposal 1” in the Proxy Statement, please clarify that this Proposal, if approved, will expand the number of Trustees to four Trustees. Also, please briefly discuss (i) if true, that 75% of the Board will be comprised of disinterested directors, and (ii) the potential benefits of a board, 75% of which, are disinterested directors.

Response: The Trust has made the suggested changes. Further, the Trust confirms that if Fund shareholders approve Proposals 1A and 1B, the Board will expand to four Trustees, 75% of whom will be Independent Trustees.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc: W. John McGuire, Esq.